August 28, 2007

Via U.S. Mail and Fax (202-772-9210)

Daniel L. Gordon
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Quintek Technologies, Inc.
Form 10-KSB for the period ended June 30, 2006
Filed September 28, 2006
File No. 0-29719

We are in receipt of your comment letters dated August 22, 2007 to Quintek Technologies, Inc. (the “Company”). We have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following.

We are providing our responses which address all comments raised by this Comment Letter. When all comments have been properly addressed and cleared, we intend to file an amended Form 10-KSB which includes all the changes; we will also file an Item 4.02 8-K. Our responses to the comments follow.

Note 5. Employee Receivables, page F-12

1.
We have reviewed your response to comment 1. We understand that you have a contractual right to receive interest on the promissory notes. Please explain to us why you have not suspended the recognition of interest income when you do not expect to collect any of the amounts owed. For reference see paragraph 84(g) of Statement of Financial Accounting Concepts No. 5.

Quintek Technologies Inc. Response to Item #1:

Pursuant to the language in the promissory note agreement which allows for payment in full at the conclusion of the loan or by June 30, 2019; we do not believe these notes are “doubtful” and will assume their collectibility until term in 2019. Because the interest is inclusive with the note we continue to accrue for our records. We believe that the valuation allowance correctly states our financial position in regard to this asset.

Quintek Technologies, Inc. 17951 Lyons Circle, Huntington Beach, CA 92647
Phone: (714) 848-7741 Fax (714)-848-7701 www.quintek.com

Daniel L. Gordon

Note 13. Convertible Debentures, page F-14

2.
We have reviewed your response to comments 4 and 5. Please confirm to us that the value of all warrants outstanding at May 19, 2006 was $2,644,645 and the value of the same warrants outstanding at June 30, 2006 was $1,967,637. Also, tell us why you have recorded $2,171,921 as income related to the change in fair value of warrants when the change was only $677,008. Please reconcile this difference.

Quintek Technologies Inc. Response to Item #2:

We will confirm that the value of all warrants outstanding at May 19, 2006 was $2,644,645 and the value of the same warrant outstanding at June 30, 2006 was $1,967,637. The updated financials will correctly reflect the change in fair value of the warrants as $677,008.

3.
Please include a footnote that discusses your statement in detail and provide a reconciliation of the amounts affected that reflects the prior balances and the restated balances with an explanation of all the changes. In addition, label the financial statements as restated and provide an updated auditors report. Finally, please file an Item 4.02 8-K.

Quintek Technologies Inc. Response to Item #3:

The disclosures have been updated for the change in fair value of the warrants and restatement note. We will have our counsel file a Form 8-K for an Item 4.02 disclosure of non-reliance on previously issued financial statements.

The Company acknowledges that: 1) the Company is responsible for the adequacy and accuracy of disclosure in the filing; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and 3) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Quintek Technologies, Inc. 17951 Lyons Circle, Huntington Beach, CA 92647
Phone: (714) 848-7741 Fax (714)-848-7701 www.quintek.com

Daniel L. Gordon

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Sincerely,

Quintek Technologies, Inc.

By:   /s/ Andrew Haag

Andrew Haag
Chief Financial Officer

Quintek Technologies, Inc. 17951 Lyons Circle, Huntington Beach, CA 92647
Phone: (714) 848-7741 Fax (714)-848-7701 www.quintek.com